UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

OXIGENE, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
691828107
(CUSIP Number)

Mark Kessel Symphony Capital Partners, L.P. 875 Third Avenue 18th Floor New York, NY 10022 (212) 632-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691828107	Page 2 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------

(1)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the 11,281,877 shares of Common Stock issued by the Issuer pursuant to the Warrant as described herein.

CUSIP No. 691828107	Page 3 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony Capital GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98%(2)
14	TYPE OF REPORTING PERSON PN

-------------------------

(2)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the 11,281,877 shares of Common Stock issued by the Issuer pursuant to the Warrant as described herein.

CUSIP No. 691828107	Page 4 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (3)
14	TYPE OF REPORTING PERSON OO

-------------------------

(3)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the 11,281,877 shares of Common Stock issued by the Issuer pursuant to the Warrant as described herein.

CUSIP No. 691828107	Page 5 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Mark Kessel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (4)
14	TYPE OF REPORTING PERSON IN

-------------------------

(4)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the 11,281,877 shares of Common Stock issued by the Issuer pursuant to the Warrant as described herein.

CUSIP No. 691828107	Page 6 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Harri V. Taranto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (5)
14	TYPE OF REPORTING PERSON IN

-------------------------

(5)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the 11,281,877 shares of Common Stock issued by the Issuer pursuant to the Warrant as described herein.

CUSIP No. 691828107	Page 7 of 13 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Symphony ViDA Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,117,118 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,117,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,117,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.98% (6)
14	TYPE OF REPORTING PERSON OO

-------------------------

(6)

The calculations of the percentages referred to herein are based on 35,011,448 shares of Common Stock issued and outstanding as of October 17, 2008, as set forth in the Issuer’s Form 10Q filed November 7, 2008, plus the 11,281,877 shares of Common Stock issued by the Issuer pursuant to the Warrant as described herein.

CUSIP No. 691828107	Page 8 of 13 Pages

SCHEDULE 13D/A

ITEM 1.	SECURITY AND ISSUER.

This Amendment No.2 (this “Amendment No.2”) amends the Schedule 13D (as amended, the “Schedule 13D”) filed on October 1, 2008 which relates to the common stock, par value $0.01 per share (the “Common Stock”), of OXiGENE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 230 Third Avenue, Waltham, MA 02451. This Amendment No.2 is being filed to report a change to Items 3, 4 and 5 (a) – (b) of the Schedule 13D. All Items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 in the Schedule 13D.

On December 30, 2008, Holdings exercised the Warrant (as defined in Item 4 of the Schedule 13D). In accordance with the terms of the Warrant, the Issuer sold 11,281,877 shares of Common Stock to Holdings (as defined in Item 2 of the Schedule 13D) in exchange for $12,522,883.47. Holdings received the cash to exercise the Warrant from Investors (as defined in Item 3 of the Schedule 13D) and Investors received capital contributions from its members, which it in turn contributed to Holdings pursuant to its admission as a member of Holdings.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the text below to the end of Item 4 in the Schedule 13D.

On December 30, 2008, Holdings exercised the Warrant. As a result, the Issuer sold 11,281,877 shares of Common Stock to Holdings in exchange for $12,522,883.47 in accordance with the terms of the Warrant.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) – (b) of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)          Following the exercise of the Warrant by Holdings on December 30, 2008, each of the Reporting Persons owns the following shares of Common Stock:

(i)	Symphony Capital Partners, L.P.
Number of Shares of Common Stock: 17,117,118
Percentage Outstanding Common Stock: 36.98%

CUSIP No. 691828107	Page 9 of 13 Pages

SCHEDULE 13D/A

(ii)	Symphony Capital GP, L.P.
Number of Shares of Common Stock: 17,117,118
Percentage Outstanding Common Stock: 36.98%
(iii)	Symphony GP, LLC
Number of Shares of Common Stock: 17,117,118
Percentage Outstanding Common Stock: 36.98%
(iv)	Mark Kessel
Number of Shares of Common Stock: 17,117,118
Percentage Outstanding Common Stock: 36.98%
(v)	Harri V. Taranto
Number of Shares of Common Stock: 17,117,118
Percentage Outstanding Common Stock: 36.98%
(vi)	Symphony ViDA Holdings LLC
Number of Shares of Common Stock: 17,117,118
Percentage Outstanding Common Stock: 36.98%

The percentage of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 35,011,448 shares outstanding as of October 17, 2008, plus the 11,281,877 shares of Common Stock issued by the Issuer pursuant to the Warrant as described herein.

(b)          Following the exercise of the Warrant by Holdings on December 30, 2008, each of the Reporting Persons holds the following voting and investment power:

(i)	Symphony Capital Partners, L.P.
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 17,117,118 shares
Sole power to dispose or to direct the disposition: 0

CUSIP No. 691828107	Page 10 of 13 Pages

SCHEDULE 13D/A

Shared power to dispose or to direct the disposition: 17,117,118 shares
(ii)	Symphony Capital GP, L.P.
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 17,117,118 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 17,117,118 shares
(iii)	Symphony GP, LLC
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 17,117,118 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 17,117,118 shares
(iv)	Mark Kessel
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 17,117,118 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 17,117,118 shares
(v)	Harri V. Taranto
Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 17,117,118 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 17,117,118 shares
(vi)	Symphony ViDA Holdings LLC

CUSIP No. 691828107	Page 11 of 13 Pages

SCHEDULE 13D/A

Sole power to vote or direct the vote: 17,117,118 shares
Shared power to vote or direct the vote: 0
Sole power to dispose or to direct the disposition: 17,117,118 shares
Shared power to dispose or to direct the disposition: 0

The voting and disposition power of the Common Stock beneficially owned or deemed to be beneficially owned by each of the Reporting Persons as set forth above is based on the Issuer’s representation that it had 35,011,448 shares outstanding as of October 17, 2008, plus the 11,281,877 shares of Common Stock issued by Holdings pursuant to the Warrant as described herein.

CUSIP No. 691828107	Page 12 of 13 Pages

SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2008

SYMPHONY CAPITAL PARTNERS, L.P.
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY CAPITAL GP, L.P.
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

SYMPHONY GP, LLC
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

MARK KESSEL
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member

CUSIP No. 691828107	Page 13 of 13 Pages

SCHEDULE 13D/A

HARRI V. TARANTO
By:	/s/ Harri V. Taranto
Name: Harri V. Taranto Title: Managing Member

SYMPHONY ViDA HOLDINGS LLC
By:	Symphony Capital Partners, L.P. its Manager
By:	Symphony Capital GP, L.P. its general partner
By:	Symphony GP, LLC its general partner
By:	/s/ Mark Kessel
Name: Mark Kessel Title: Managing Member